SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO.1 TO SCHEDULE 13D)


                 Under the Securities Exchange Act of 1934


                           WHITTAKER CORPORATION
 -------------------------------------------------------------------------
                             (Name of Issuer)

             Shares of Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------
                      (Title of Class of Securities)

                                 966680407
 -------------------------------------------------------------------------
                              (CUSIP NUMBER)

                          Blavin & Company, Inc.
                        29621 Northwestern Highway
                        Southfield, Michigan  48034
                         Tel. No.: (248) 213-0457
 -------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                 Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               June 9, 1999
 -------------------------------------------------------------------------
          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 966680407                  13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Blavin & Company, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) /   /
                                                      (b) /   /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            /   /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

     NUMBER OF      7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14   TYPE OF REPORTING PERSON*

     CO

     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 966680407                  13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Paul W. Blavin

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) /   /
                                                      (b) /   /

3    SEC USE ONLY

4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            /   /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           0
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             /   /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14   TYPE OF REPORTING PERSON*

     IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT

                      AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No.1 to Schedule 13D (the "Schedule 13D") is being filed on behalf of Blavin & Company, Inc., a Delaware corporation ("BCI"), and Mr. Paul W. Blavin, the principal of BCI, relating to shares of Common Stock of Whittaker Corporation (the "Issuer") as an amendment to the initial statement on Schedule 13D filed with the Securities and Exchange Commission on December 23, 1998.

     This Schedule 13D relates to shares of Common Stock of the Issuer purchased by BCI for the account of (i) PWB Value Partners, L.P. ("PWB"), of which BCI is the general partner, and (ii) four other accounts for which BCI acts as investment advisor (collectively, the "Clients"). Schedule 13D is hereby amended and supplemented as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of June 9, 1999, BCI and Mr. Blavin are not beneficial owners of any shares of Common Stock of the Issuer. On June 9, 1999, BCI and Mr. Blavin sold all shares of Common Stock of the Issuer held for the account of PWB and the Clients.

     (b)  Not applicable.

     (c) The transactions in the Issuer's securities by BCI since the most recent filing on Schedule 13D are listed as Annex A attached hereto and made apart hereof.

     (d)  Not Applicable.

     (e)  Not Applicable.

                                  ANNEX A


 Transaction           Buy/      Quantity      Price per
     Date              Sell      (shares)      Share ($)
 -----------        ---------    ---------     ---------

   6/9/99              Sell        969,376        27.51

                                 Signature

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    June 15, 1999



                                   Blavin & Company, Inc.


                                   By:  /S/PAUL W. BLAVIN
                                        ---------------------------
                                        PAUL W. BLAVIN, President


                                   /S/PAUL W. BLAVIN
                                   -------------------------------
                                   PAUL W. BLAVIN